TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

El Niño Ventures Inc. Appoints New Independent Director

April 1, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce the appointment of Mr. Damian Towns to its Board of Directors.

Mr. Towns has significant financial expertise in dealing with the public financial reporting of Canadian mining Companies and since October 2006 has been the Chief Financial Officer (CFO) of Coro Mining Corp. A graduate of the University of Otago in New Zealand (Bachelor of Commerce with Honors) and a member of the Institute of Chartered Accountants of New Zealand.  For the past eight years, his work has focused on the mining industry. Prior to his current position, Mr. Towns was also the Controller of First Quantum Minerals Ltd. and also an audit manager with PricewaterhouseCoopers LLP in Canada. Mr. Towns has international mining and accounting experience in Africa (including the DRC), South America and New Zealand.

Mr. Jean Luc Roy, President of El Nino Ventures states, “We are pleased to welcome Damian Towns to our Company’s Board of Directors. His experience in the mining industry and his understanding of our dealing in the Democratic Republic of Congo (DRC) will further enhance the strength of our Board of Directors. Furthermore Mr. Towns financial experience will be most valuable as we move our projects forward.

Mr. Towns will be granted, subject to regulatory approval, an incentive stock option to acquire 200,000 shares of El Nino Ventures Inc. at a price of $0.60 per share, exercisable for five years under the Company's Stock Option Plan.

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to its copper project in the DRC, the company is in the final stage of its exploration project in Bathurst, New Brunswick with Xstrata Zinc.  El Nino will also commence drilling on its Irish exploration licenses in the month of April 2008.

On Behalf of the Board of Directors Jean Luc Roy, President and CEO	Further information: Tel: + 1.604.683.4886 Toll Free: 1.877.895.6466 Fax: +1.604.683.4887 Email: info@elninoventures.com Or visit : www.elninooventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.